Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0218 F: +1 202.637.3593 cynthiakrus@eversheds-sutherland.com

May 4, 2020

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newtek Business Services Corp. – Registration Statement on Form N-2

Dear Sir/Madam:

On behalf of Newtek Business Services Corp. (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s Registration Statement on Form N-2, filed with the Commission on May 1, 2020 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Post-Effective Amendment No. 5 to the Company’s registration statement on Form N-2 (File No. 333-224976), filed with the Commission on July 3, 2019, and declared effective on July 3, 2019 (the “Post-Effective Amendment”), except: (i) revisions reflecting material developments relating to the Company since the effective date of the Post-Effective Amendment, and (ii) the incorporation by reference of annual audited financial statements and related financial data for the year ended December 31, 2019, together with disclosure relating thereto.

If you have any questions or comments regarding the Registration Statement, please do not hesitate to contact me at (202) 383-0218 or Dwaune Dupree at (202) 383-0206.

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Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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